Rialto Trading Holdings LLC

Consolidated Financial Statements and Report

June 30, 2022 and 2021

Table of Contents



Independent Accountant's Review Report

To Management of:
Rialto Trading Holdings LLC

We have reviewed the accompanying consolidated financial statements of Rialto Trading Holdings LLC and its subsidiaries (the Company), which comprise the consolidated balance sheets as of June 30, 2022 and 2021, and the related consolidated statements of income, changes in members' equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of the Company's management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the consolidated financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagements in accordance with *Statements on Standards for Accounting and Review Services* promulgated by the Accounting and Review Services Committee of the

AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the consolidated financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of Rialto Trading Holdings LLC (the Company) and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying consolidated financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Tesseract Advisory Group LLC

_____

Tesseract Advisory Group, LLC
OWINGS MILLS, MD
April 13, 2023

Rialto Trading Holdings LLC and subsidiaries
Consolidated Balance Sheet (Unaudited)
As of June 30, 2022 and 2021

	Note	2022	2021
Assets			
Current Assets			
Cash and cash equivalents	1.h	$ 640,420	$ 748,758
Receivables		-	3,576
Prepaid expenses		-	18,889
Total Current Assets		640,420	771,223
Noncurrent Assets			
Investments	3	62,329	-
Total Noncurrent Assets		62,329	-
Total Assets		702,749	771,223
Liabilities & Members' Equity			
Liabilities			
Current Liabilities			
Accounts payable and accrued expenses	2	73,419	466,656
Convertible bridge loan	4	220,000	-
Convertible notes	5	500,000	-
Total Current Liabilities		793,419	466,656
Noncurrent Liabilities			
Related party debt, noncurrent	10	3,200,000	11,750,000
PPP Loan	7	-	176,739
Accrued interest	10	80,342	1,728,737
Total Noncurrent Liabilities		3,280,342	13,655,476
Total Liabilities		4,073,761	14,122,132
Members' Equity	9	(3,371,012)	(13,350,909)
Total Liabilities & Members' Equity		$ 702,749	$ 771,223

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

Rialto Trading Holdings LLC and subsidiaries
Consolidated Statement of Income (Unaudited)
For the years ended June 30, 2022 and 2021

	Note	2022	2021
Revenues	8	$ 741,235	$ 168,810
Operating Expenses			
Salaries, wages, benefits and payroll taxes		1,615,343	994,414
Communications and information technology		589,935	626,247
Advertising and promotion		312,457	8,000
Brokerage compliance		224,179	175,764
Other operating expense		131,688	100,649
Legal and other professional fees and services		41,585	1,260,235
Data research		11,226	352,500
Rent		-	23,034
Total Operating Expenses		2,926,413	3,540,843
Operating (Loss)		(2,185,178)	(3,372,033)
Other Income (Expense)			
Related party debt forgiveness	10	10,587,146	-
Interest expense	10	(38,750)	(748,835)
PPP debt forgiveness	7	176,739	266,548
Total Other Income (Expense)		10,725,135	(482,287)
Net Income (Loss)		$ 8,539,957	$ (3,854,320)

Rialto Trading Holdings LLC

Consolidated Statements of Changes in Members' Equity (Unaudited)

For the years ended June 30, 2022 and 2021

	Class A		Class B		Class C	Series A	Series A-1		Series A-2	Total Members' Equity
Balance at June 30, 2020	$(11,864,546)	$	12	$	-	-	-	$	-	$(11,864,534)
Capital contributions	-		-		-	1,061,000	-		-	1,061,000
Net (loss)	(3,854,320)		-		-	-	-		-	(3,854,320)
SAFE investment	(1,306,945)		-		-	-	-		-	(1,306,945)
Balance at June 30, 2021	(14,411,921)		12		-	1,061,000	-		-	(13,350,909)
Capital contributions, net of $20,673 fundraising costs	-		-		-	-	-		1,439,940	1,439,940
Net income	8,539,957		-		-	-	-		-	8,539,957
Balance at June 30, 2022	$ (5,871,964)	$	12	$	-	1,061,000	-	$	1,439,940	$ (3,371,012)

6

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

Rialto Trading Holdings LLC and subsidiaries
Consolidated Statement of Cash Flows (Unaudited)
For the years ended June 30, 2022 and 2021

	2022	2021
Cash Flows		
Cash Flows From Operating Activities		
Net income (loss)	$ 8,539,957	$ (3,854,320)
Adjustments to Reconcile Net Income (Loss) to Net Cash Used in		
Operating Activities		
Gain on extinguishment of related party debt	(10,587,146)	-
Gain on extinguishment of PPP loan	(176,739)	(267,776)
Warrants received for services	(62,329)	-
Total Adjustments to Reconcile Net Income (Loss) to Net Cash	(10,826,214)	(267,776)
Provided by (Used in) Operating Activities		
(Increase) decrease in operating assets, net of effects of businesses		
acquired		
Accounts receivable	3,576	(3,576)
Prepaid expenses	18,889	2,946
Security deposit	-	10,650
Increase (decrease) in operating liabilities, net of effects of		
businesses acquired		
Accounts payable and accrued liabilities	(393,236)	(185,020)
Accrued interest	38,750	748,834
Net Cash Used in Operating Activities	(2,618,278)	(3,548,262)
Cash Flows from Financing Activities		
Net proceeds from short-term borrowings	220,000	-
Proceeds from issuance of convertible notes	500,000	-
ATS settlement payment	(850,000)	-
Proceeds from SAFE investment	-	1,306,945
Repayment of debt	(50,000)	(250,000)
Proceeds from notes	1,250,000	1,950,000
Proceeds from PPP loans	-	176,739
Issuance of Series A shares	-	1,061,000
Issuance of Series A-2 shares, net of fundraising costs	1,439,940	-
Net Cash Provided by (Used in) Financing Activities	2,509,940	4,244,684
Net Increase (Decrease) in Cash and Cash Equivalents	(108,338)	696,422
Cash and cash equivalents at beginning of year	748,758	52,336
Cash and Cash Equivalents at End of Year	640,420	748,758

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

Rialto Trading Holdings LLC and subsidiaries
Consolidated Statement of Cash Flows (Unaudited)
For the years ended June 30, 2022 and 2021

Supplemental Cash Flow Information
  Cash Paid During the Year for
    Non-cash capital contributions $ - $ 591,905

Notes to the Consolidated Financial Statements

Rialto Trading Holdings LLC
Notes to the Consolidated Financial Statements
For the years ended June 30, 2022 and 2021

1. Summary of significant accounting policies

a. Nature of operations

Rialto Trading Holdings LLC (the Company) was organized in Delaware in 2016. The Company operates with its two wholly owned subsidiaries Rialto Markets LLC and Rialto Trading Technology LLC, all Delaware Limited Liability Companies. Rialto Trading Technology LLC is a private markets financial technology company which builds and operates technology that assist them and other market participants in the private markets primary issuance and secondary trading private markets. Rialto Markets LLC is a FINRA registered broker dealer which is registered in all 50 states and an SEC recognized Alternative Trading System ('ATS'), which performs secondary trading functions on behalf of issuers that are admitted to the ATS. The Company is located and headquartered in New York, NY. Other offices operated by the Company are in Florida. The Company is permitted to act as a placement agent for privately offered securities, in the primary market, and to operate as an alternative trading system ("ATS") creating an electronic matching system for non-publicly traded securities, corporate debt securities, US government securities and municipal securities in the secondary market. However, the Company, currently acts only as a service provider to issuers that engage in self issuance of private securities. The Company earns fees commensurate with the amount of capital that the issuers raise via exempt offerings (ex. Regulation CF, Regulation A+, etc.).

b. Basis of accounting

The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Standards Board's Accounting Standards Codification. The consolidated financial statements have been prepared on the accrual basis of accounting.

The Company's consolidated financial statements have been prepared on a going-concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

c. Risks and uncertainties

The Company is subject to a number of risks similar to those of other companies of similar size in its industry, including, but not limited to, the need for successful development of products, the need for additional capital (or financing) to fund operating losses, competition from substitute products and services from larger companies, protection of proprietary technology, patent litigation, dependence

Rialto Trading Holdings LLC
Notes to the Consolidated Financial Statements
For the years ended June 30, 2022 and 2021

on key individuals, and risks associated with changes in information technology.

d. Principles of consolidation

The consolidated financial statements include the accounts of Rialto Trading Holdings LLC and its majority-owned, controlled subsidiaries, Rialto Trading Network LLC, Rialto Trading Technology LLC, and Rialto Transfer Services LLC. All material intercompany transactions and balances have been eliminated in consolidation.

e. Use of estimates

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

f. Fair value measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

• Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

• Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.

• Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Rialto Trading Holdings LLC
Notes to the Consolidated Financial Statements
For the years ended June 30, 2022 and 2021

The fair values of assets approximate their carrying value due to the relatively short periods to maturity. The fair value of the company's long-term debt approximates their carrying value as the terms and conditions are comparable to current market conditions or due in a relatively short period of time.

g. Concentration of credit risk

The Company maintains its cash with major financial institutions, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

h. Cash and cash equivalents

Cash primarily consists of bank deposits. The Company considers all highly liquid investments with an original maturity of three months or less when acquired to be cash equivalents. The Company places its cash with high credit quality financial institutions.

i. Income taxes

The Company accounts for income taxes pursuant to the provision of ASC 740-10, "Accounting for Income Taxes" ("ASC 740-10"), which requires, among other things, an asset and liability approach to calculating deferred income taxes. The asset and liability approach require the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. A valuation allowance is provided to offset any net deferred tax assets for which management believes it is more likely than not that the net deferred asset will not be realized.

The Company follows the provision of ASC 740-10 related to "Accounting for Uncertain Income Tax Positions." When tax returns are filed, there may be uncertainty about the merits of positions taken or the amount of the position that would be ultimately sustained. In accordance with the guidance of ASC 740-10, the benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. Tax positions taken are not offset or aggregated with other positions. Tax positions that meet the more likely than not recognition threshold is measured at the largest amount of tax benefit that is more than 50 percent likely of being realized upon settlement with the applicable taxing authority. The portion of the benefit associated with tax positions taken that exceed the amount measured as described above should

Rialto Trading Holdings LLC
Notes to the Consolidated Financial Statements
For the years ended June 30, 2022 and 2021

be reflected as a liability for uncertain tax benefits in the accompanying balance sheet along with any associated interest and penalties that would be payable to the taxing authorities upon examination. As of June 30, 2022 and June 30, 2021, the Company has determined there are no uncertain tax positions, and therefore has recorded no income tax reserves. The Company does not expect any significant changes to its substantially unrecognized tax positions during the next twelve months.

j. Revenue recognition

ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services.

The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

The Company recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The Company earns transaction-based fees for acting as a service provider to issuers that engage in self issuance of private securities.

The Company has determined that the performance obligation is satisfied at the time that all contingencies have been met and funds are available to be distributed by the escrow agent.

k. Comprehensive income

The Company does not have any comprehensive income items other than net income.

2. Accounts payable and accrued liabilities

Accounts payable and accrued liabilities consist of the following:

Rialto Trading Holdings LLC
Notes to the Consolidated Financial Statements
For the years ended June 30, 2022 and 2021

	2022	2021
Trade accounts payable	$ 73,119	$ 466,354
Accrued expenses	300	302
Total	$ 73,419	$ 466,656

3. Investments

In exchange for services provided to assist Atlis Motor Vehicles with their Regulation Crowdfunding campaign, the Company was compensated with 1% warrants for the amount of the raise that was processed. The fair value of the warrants was determined based on the pricing of that raise.

4. Convertible bridge loan

Convertible bridge loans were opened with unrelated parties in the amount of $220,000. The terms on the loans are 1.5% monthly interest, with an option to convert to Series A-2 upon election at the Series A-2 terms with a December 31, 2022 maturity.

5. Convertible notes

Two $250,000 convertible notes were issued in April 2022. The terms on the loans are conversion to Series A-2 shares. The loans mature on June 3, 2023 and have thus been classified as a current liability.

6. Income taxes

The Partnership files U.S. federal and various state and local tax returns. No income tax returns are currently under examination. In general the statute of limitations of the Partnership's U.S. federal tax returns remains open three years after a tax return is filed. The statutes of limitations on the Partnership's state and local tax returns may remain open for an additional year depending upon the jurisdiction. Management does not believe that there are any uncertain tax positions that require recognition of a tax liability.

The Company is taxed as a US Partnership and any profits or losses are passed through to its owners on an annual basis via K-1. Because this is a pass-through entity, there is no need for an income tax provision. Income taxes have not been provided as each partner is individually liable for the taxes, if any, on its share of the Partnership's income and expenses.

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

Rialto Trading Holdings LLC
Notes to the Consolidated Financial Statements
For the years ended June 30, 2022 and 2021

New York City is the only exception to this where the entity is taxed as an unincorporated business and files annual returns. To date, the company has operated at a loss is able to carry that loss forward. Realization of deferred tax assets is dependent upon sufficient future taxable income during the period that deductible temporary differences and carry-forwards are expected to be available to reduce taxable income. As the achievement of required future taxable income is uncertain, the Company recorded a valuation allowance. After consideration of all the evidence, both positive and negative, management has recorded a full valuation allowance at June 30, 2022 and 2021, due to the uncertainty of realizing the deferred income tax assets.

7. PPP Loans

The Company received two unsecured loans from the Small Business Administration (SBA) as part of the Coronavirus Aid, Relief, and Economic Security Act's Paycheck Protection Plan (PPP). The loans are unsecured, nonrecourse, accrues interest at one percent per annum, with an initial term of 2 years. Under the terms of the loans, a portion or all of the loans are forgivable to the extent that the loan proceeds are used to fund qualifying payroll, rent, and utilities during a designated eight-week period. The terms of any forgiveness may also be subject to further requirements in any regulations and guidelines the Small Business Administration may adopt. During the year ended June 30, 2021, the first PPP loan in the amount of $266,548 was fully forgiven and is included in other income on the statements of operations. During the year ended June 30, 2022, the second PPP loan in the amount of $176,739 was fully forgiven and is included in other income on the statements of operations.

8. Revenue

Revenues consist of the following:

	2022	2021
Broker income	$ 572,862	$ 27,630
Service fees and advisory income	168,373	141,180
Total	$ 741,235	$ 168,810

For the years ended June 30, 2022, and June 30, 2021, three and four customers represented 50% and 76% of total revenue, respectively.

Rialto Trading Holdings LLC
Notes to the Consolidated Financial Statements
For the years ended June 30, 2022 and 2021

9. Members' equity

The Company's Limited Liability Company Agreement, as amended, outlines the various classes of membership interests and units available in the Company.

Class A Units
882,457 Class A Units are outstanding, all of which are owned solely by the Class A Members. Class A Members and their Class A Units will not have any voting rights or Management Rights.

Class B Units
100 Class B Units are outstanding, all of which are owned solely by the managing member. The Class B Units are the only Units that grant voting and Management Rights to the holder.

Class C Units
Exchange of Profits Units. Currently 800,013 Class C Units are set aside for issuance, 551,834 of which are issued and outstanding. Class C Members and their Class C Units will have no voting rights or Management Rights. Class C Units grant the Class C Members an interest in the Company's profit.

Series A, Series A-1- Conversion of SAFE
In May 2021, the Company opened a Series A financing, which consisted of seven investors investing a total of $3,060,000 including the conversion of $2,000,000 raised previously in a SAFE Agreement. The Series A and Series A-1 round officially closed in July 2021. 74,567 Series A units and 155,494 Series A-1 units were issued and outstanding at the close of this round.

Series A, Series A-2
During 2022, $2.3 million in equity was issued to Series A-2 investors. The round was done at a $35 million valuation and the proceeds went to operating capital.

10. Related party transactions

Fixed Income ATS Loan

In April 2018, the Company entered into an agreement to sell the company. The Company and an investor signed a Fixed Income ATS Loan agreement which included an initial sale of Class A units for a minority holding in the business plus a loan amount up to $11,000,000 at a 7% annual interest rate. The Company

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

Rialto Trading Holdings LLC
Notes to the Consolidated Financial Statements
For the years ended June 30, 2022 and 2021

utilized $10,000,000 of the debt facility to scale operations, build technology, and gain additional regulatory mandates in anticipation of the proposed acquisition. The outstanding principal was $9,750,000 as of June 30, 2021. The outstanding accrued interest was $1,687,146 as of June 30, 2021. The investor subsequently terminated the purchase agreement with the Company and filed for an arbitration. A settlement was reached in April 2021 whereby the Company paid $250,000 at that time and paid an additional $850,000 in April 2022 in return for forgiveness of any claim on the outstanding loan. If there is a change of control, the Company is obligated to make additional payments to the investor. Should the company have a change of control should occur before April 2026, the Company will pay a change of control fee equal to $3,000,000 and 25% consideration of the sale, up to $5,000,000, to the investor. As of June 30, 2022, the Company did not have any change of control.

Senior Unsecured Promissory Note

In December of 2020, the Company entered into a promissory note agreement up to $3,000,000 with an investor. The drawdown period is through December 31, 2022 and the note carries an annual interest rate of 6%. Interest shall accrue and compound annually from the date of any loan under this note at a rate equal to six percent (6%) per annum. The principal and accrued, unpaid interest on this Note shall be paid in full on December 31, 2024. The Company has drawn $1,500,000 between December 2020 and April 2021.

In addition to the interest payment to the lender, the lender was also granted 59,420 Class C Units on a pro-rata basis up to 10% in the Company based on amount of the note. The outstanding principal was $2,600,000 and $1,500,000 as of June 30, 2022 and 2021. The outstanding accrued interest was $38,750 and $38,750 as of June 30, 2022 and 2021, respectively.

Promissory Note

In April 2021, the Company entered into a promissory note agreement with its founder and managing member. The note is for $500,000 at a 2% annual interest rate that will become due after the Company secures at least $6,000,000 in qualified financing. As of June 30, 2021 all principal and accrued interest is still unpaid. The outstanding principal was $650,000 and $500,000 as of June 30, 2022 and 2021, respectively. The outstanding accrued interest was $2,842 and $2,842 as of June 30, 2022 and 2021.

11. Subsequent events

Rialto Trading Holdings LLC
Notes to the Consolidated Financial Statements
For the years ended June 30, 2022 and 2021

One of the bridge loans was converted to $25,000 in Series A-2 shares in January 2023. The remaining bridge loans are outstanding, with a maturity date of June 30, 2023. The terms on the outstanding notes are 1.5% monthly interest.

The convertible notes were converted into Series A-2 units in November 2022.

From October 2022 $1.6 million in convertible notes were issued at the following terms: 8% interest, 20% discount to next round and a $50 million cap.

The Company issued 50,000 profit units were granted to employees and 5,000 profit units were granted to vendors. The profits units were issued at a threshold price of $35 million.

In September 2022, the Company signed its first institutional contract and signed three additional contracts to begin providing recurring revenues.

Management evaluated all activity of the Company through April 13, 2023 (the issuance date of the consolidated financial statements) and concluded that no other subsequent events have occurred that would require recognition in the consolidated financial statements or disclosure in the related notes to the consolidated financial statements.

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.